MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2019 and 2018

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

This Management’s Discussion and Analysis (“MD&A”) of Asanko Gold Inc. (“Asanko” or the “Company”) has been prepared by management as of July 30, 2019 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2019 and 2018 and the notes related thereto.

Additional information on the Company, including its most recent Annual Information Form (“AIF”) is available under the Company’s profile at www.sedar.com and the Company’s website: www.asanko.com.

Unless otherwise specified, all financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts herein are expressed in United States dollars (“US dollars”) unless stated otherwise. References to $ means US dollars and C$ are to Canadian dollars.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections “12. Risks and uncertainties” and “15. Cautionary statements” at the end of this MD&A.

1.    Overview of the business

Following the conclusion of the Gold Fields Transaction (see “Gold Fields Transaction”) on July 31, 2018, Asanko holds a 45% economic interest in the Asanko Gold Mine (the “AGM”) and significant gold exploration tenements (collectively the “joint venture” or “JV”) on both the Asankrangwa and Sefwi Gold Belts in the Republic of Ghana (“Ghana”), West Africa.

Asanko’s vision is to build a mid-tier gold mining company through a combination of organic growth, exploration, strategic M&A activities and the disciplined deployment of its financial resources. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) and the NYSE American (“NYSE”) under the symbol “AKG”.

The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, nine satellite deposits and a carbon-in-leach (“CIL”) processing plant, with a current design capacity of five million tonnes per annum (“Mtpa”).

The JV partners are considering an optimal work plan and timing to deliver an updated Life of Mine plan for the AGM which focusses on cash flow generation and prudent allocation of capital. The implementation of the updated Life of Mine plan, should it differ materially from the previously-approved plan, will require a special majority decision of the Management Committee of the JV partners. The Company presently anticipates that the updated Life of Mine plan may not involve significant capital expenditure for 2020 (see “3.4.b Ongoing work associated with updating the Life of Mine Plan”).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Gold Fields Transaction

On July 31, 2018, the Company completed a transaction with a subsidiary of Gold Fields Limited (“Gold Fields”), under which Gold Fields obtained a 50% interest in the JV (45% interest in the AGM), in exchange for a $185.0 million contribution by Gold Fields to the JV (the “JV Transaction”). Of this contribution amount, $165.0 million was paid upon closing of the transaction, and $20.0 million will be payable by Gold Fields to the Company by no later than December 31, 2019. In addition to Gold Fields’ contribution to the JV, Gold Fields also subscribed for 22,354,657 common shares of the Company for gross proceeds of $17.6 million.

Concurrent with the closing of the JV Transaction, the Company settled the amount of $163.8 million then outstanding under the Definitive Senior Facilities Agreement, including all outstanding debt principal and accrued interest, and emerged from the JV Transaction debt-free. The Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV. Based on the fair value of the Company’s retained interest in the JV, the Company recognized a $143.3 million loss associated with the loss of control of its former Ghanaian subsidiaries Asanko Gold Ghana Limited (“AGGL”) and Adansi Gold Company Ghana Limited (“Adansi Ghana”). The AIF contains details on the rights and obligations of the participants to the JV.

2.    Highlights and key business developments

Q2 2019 business developments include the following operating and financial results of the AGM on a 100% basis (unless otherwise stated).

Operating highlights of the AGM (on a 100% basis)

  No lost time injuries (“LTI”) were reported during the quarter, and the AGM has now achieved over 27 months and more than 13.9 million employee hours worked without an LTI. There were also no recordable injuries (“RI”) reported during the quarter.

  Record gold production of 62,067 and 122,492 ounces during the three and six months ended June 30, 2019, on track to meet 2019 production guidance of 225,000-245,000 ounces.

  Ore mined during Q2 2019 was 1.06 million tonnes (“Mt”), including 0.53Mt of ore from the Esaase pit, at an average mined grade of 1.6 g/t and a total strip ratio of 7.4:1. The increase in strip ratio from Q1 2019 was due to waste mining from the Cut 2 pushback at Nkran, which is expected to be substantially complete in Q3 2019.

  The processing plant delivered a record quarterly milling performance of 1.38Mt, at an average plant feed grade of 1.5 g/t.

  Gold recovery was 93%, continuing to exceed design.

  The AGM incurred operating cash costs per ounce1 of $660, total cash costs per ounce1 of $724, all-in sustaining costs per gold ounce1 (or “AISC”) of $1,180 and all-in cost per gold ounce (or “AIC”) of $1,247/oz in Q2 2019.

  Though Q2 2019 AISC1 and AIC1 were higher than the 2019 annual cost guidance of $1,040 - $1,060/oz and $1,130 - $1,150/oz, respectively, they correlate closely with the plan for Q2 2019 and the Company reaffirms the 2019 cost and production guidance for the AGM.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Financial highlights of the AGM (on a 100% basis)

The following financial information includes the operating and financial results of the AGM on a 100% basis (unless otherwise stated).

  Q2 2019 gold sales of 66,337 ounces generated a record $85.6 million of gold sales proceeds at an average realized gold price of $1,290 per ounce, an increase of $19.0 million from Q2 2018. Revenue for Q2 2019 amounted to $85.7 million and includes by-product sales of $0.2 million.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $64.9 million in Q2 2019, an increase of $14.2 million from Q2 2018. The increase in production costs was primarily due to a volume variance associated with the record quarterly gold sales, which also caused royalties to increase.

  The AGM’s net income after tax for the quarter amounted to $13.6 million, compared to net income after tax of $2.7 million in Q2 2018. The increase in net income was due mainly to higher mine operating earnings in Q2 2019 as a result of higher gold ounces sold, lower general and administrative expenses, a reduction in interest expense resulting from the settlement of the Red Kite debt in July 2018, and lower deferred income tax expense. These factors were partly offset by a $2.5 million unrealized mark-to-market loss on gold hedging instruments.

  The AGM generated EBITDA1 of $35.2 million and Adjusted EBITDA1 of $31.2 million for the three months ended June 30, 2019.

  During the quarter, the AGM entered into a zero cost collar gold hedging program with a group of leading commercial banks to manage the AGM’s exposure to gold price risk. The hedging instruments cover 90,000 ounces of gold production, maturing at 15,000 gold ounces per month over a period of six months from July 1, 2019 to December 31, 2019. Further detail of the zero cost collars are included in section “3.2 Selected financial results of the AGM”.

  As at June 30, 2019, the JV had unaudited cash of $22.7 million on hand ($3.0 million of which was restricted and held as collateral in respect of the gold collars), $7.1 million in receivables from gold sales and $2.4 million in gold on hand (with a market value of $3.7 million).

Key consolidated financial information of the Company

The following financial information comprises the consolidated results of the Company for Q2 2019:

  The Company reported net income of $6.1 million in Q2 2019 compared to a net loss attributable to common shareholders of $142.3 million in Q2 2018. The net loss during Q2 2018 was solely attributable to the recognition of a $144.6 million loss due to the reclassification of the Company’s then Ghanaian subsidiaries to assets and associated liabilities held for sale, in anticipation of the JV Transaction. Excluding the loss associated with the JV Transaction, the increase in net income for Q2 2019 was predominantly the result of the improved financial performance of the AGM, resulting in the JV reporting net income after tax of $13.6 million, of which the Company recognized its 45% share of $6.1 million. Additionally, Asanko recognized $1.1 million in service fees (net of withholding tax) earned as operator of the JV during the quarter and $2.2 million of finance income relating to the fair value adjustment and accretion of the Company’s preferred share investments in the JV.

  Cash used in operating activities in Q2 2019 was $2.1 million, compared to cash provided by operating activities of $13.4 million in Q2 2018. The decrease in cash flows from operating activities reflects the fact that 2019 does not include the operating results of the AGM, which was deconsolidated effective July 31, 2018.

  Reported Adjusted EBITDA1 of $12.4 million for Q2 2019 compared to $28.6 million in Q2 2018. The decrease in adjusted EBITDA was primarily a result of the reduction in the Company’s interest in the AGM from 100% to 45%. This was partly offset by an increase in the AGM’s mine operating earnings resulting from higher gold sales during the quarter, partially offset by higher cash costs.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Management Changes

Effective April 1, 2019, Greg McCunn joined the Asanko management team as Chief Executive Officer and Director.

On July 11, 2019, the Company announced a management restructuring following a thorough review of the current business needs as managers and operators of the AGM. Effective August 1, 2019, Josephat (Joe) Zvaipa has been appointed Executive Vice President & Chief Operating Officer based in the Company’s Johannesburg office. For the past four years, Joe has been the Company’s Managing Director, Ghana. The move follows the recent appointment of Frederick Attakumah, previously Senior Vice President – Corporate Affairs and Sustainability, as Executive Vice President and Managing Director of AGGL. In conjunction with the change, Peter Breese (who assumed the role of COO and President effective April 1, 2019) will be retiring from his management and board roles with the Company.

The Company’s technical services group, based in Johannesburg, will continue to support the AGM operations with long-range mine planning, resource estimation, capital project management, exploration planning and engineering. The group will be consolidated and managed by Asanko’s current Senior Vice President Mineral Resources, Mike Begg, in a newly created role of Senior Vice President Technical Services, reporting to the Chief Executive Officer. The roles of Executive Vice President Strategy, Senior Vice President Organizational Capability, Senior Vice President Metallurgy and Senior Vice President Projects have been made redundant effective July 31, 2019.

The Company also appointed Lynette Gould as Senior Vice President of Investor Relations.

3.	Results of the AGM

All results of the AGM in this section are on a 100% basis, unless otherwise noted. The Company’s attributable economic interest in the AGM is 45%.

3.1	Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three and six months ended June 30, 2019 and 2018, unless otherwise noted.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Key mine performance data of the AGM (100% basis)
Ore tonnes mined (000 t)	1,056	945	2,561	1,712
Waste tonnes mined (000 t)	7,808	9,814	14,392	21,790
Total tonnes mined (000 t)	8,864	10,759	16,953	23,502
Strip ratio (W:O)	7.4	10.4	5.6	12.7
Average gold grade mined (g/t)	1.6	1.5	1.5	1.4
Mining cost ($/t mined)[2]	4.36	3.65	4.42	3.41

Ore tonnes milled (000 t)	1,375	1,374	2,599	2,643
Average mill head grade (g/t)	1.5	1.4	1.5	1.3
Average recovery rate (%)	93%	94%	93%	94%
Processing cost ($/t treated)	10.60	9.95	11.23	10.53

Gold produced (ounces)	62,067	53,501	122,492	101,731
Gold sold (ounces)	66,337	51,785	119,758	100,684

Silver produced (ounces)	11,867	14,505	21,794	26,627
Silver sold (ounces)	10,965	13,420	24,975	24,554

Operating cash costs ($ per gold ounce)[1]	660	582	757	577
Total cash costs ($ per gold ounce)[1]	724	646	822	642
All-in sustaining costs ($ per gold ounce)[1]	1,180	1,068	1,155	1,145
All-in costs ($ per gold ounce)[1]	1,247	1,157	1,235	1,251

       2 For the six months ended June 30, 2019, mining cost per tonne excludes a provision for a one-time contract termination fee.

a)	Health and Safety

There were no LTIs reported during the quarter and the AGM has now achieved over 27 months and more than 13.9 million employee hours worked without a single LTI. There were also no recordable injuries during the quarter.

b)	Mining

During the quarter, the AGM sourced ore predominantly from the Nkran, Esaase and Dynamite Hill pits as well as run-of-mine stockpiles. At Nkran, waste mining operations entered the final stage of the western pushback, which is scheduled for substantial completion in Q3 2019. During the quarter, 5.75Mt of waste and 0.09Mt of ore at a gold grade of 1.5 g/t were mined from the Nkran pit.

The Esaase pit delivered 0.53Mt of ore at a gold grade of 1.6 g/t and strip ratio of 2.1:1. Operations at Esaase are expected to continue to focus on mining oxides through Q3 2019 in order to achieve an optimal fresh to oxide ore blend delivered to the mill. The AGM expects to continue with the development timetable at Esaase, including the work associated with the resettlement of the Tetrem village which is expected to commence in the third quarter.

Mining operations at Dynamite Hill produced 0.43Mt of ore at an average grade of 1.6 g/t and strip ratio of 2.2:1. The reserve base at Dynamite Hill is expected to be fully mined by the end of fiscal 2019 at which point ore will be sourced primarily from Cut 2 at Nkran and the Esaase deposit, augmented where necessary with run-of-mine stockpiles.

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

The mine plan will continue to incorporate all sources of ore available from multiple pits to blend to the mill, enabling the optimization of the various pit extraction rates, management of stockpile balances and the associated operating costs.

Mining cost per tonne for Q2 2019 was $4.36 compared to $3.65 during Q2 2018, an increase of 19%. The higher mining cost per tonne in Q2 2019 was due to inflationary pressures on mining contractor costs, a 5% non-refundable levy on certain goods and services that was introduced by the Ghanaian government on August 1, 2018 and fewer total tonnes mined which had the effect of increasing fixed production costs on a per unit basis.

c)	Processing

The AGM produced a record 62,067 ounces of gold during the second quarter of 2019, as the processing plant achieved a record quarterly milling rate, with 1.38Mt of ore processed at a grade of 1.5 g/t and metallurgical recovery averaging 93%. The gold feed grade processed through the mill was marginally lower than that mined during the quarter as the AGM employs a differential stockpiling and feed arrangement process, in line with its ongoing Life of Mine planning.

Metallurgical recovery continued to exceed design as a result of higher-than-design gravity recovery performance. This performance highlights the capability of the recovery circuit to run at higher throughput levels whilst still maintaining recovery performance.

d)	Total cash costs, AISC and AIC (for the AGM on a 100% basis)

For the three and six months ended June 30, 2019, total cash costs per ounce[1] were $724/oz and $822/oz, respectively, compared to total cash costs per ounce during the three and six months ended June 30, 2018 of $646/oz and $642/oz, respectively. Cash costs were higher in Q2 2019 partly due to the 5% non-refundable levy that was introduced by the Ghanaian government on certain goods and services, which came into effect in Q3 2018 (impact of $24/oz for the quarter). Cash costs were also higher due to ore transportation costs associated with trucking ore from Esaase to the process plant ($48/oz for the quarter). These factors were partially offset by higher gold sales volumes which had the effect of decreasing fixed production costs on a per unit basis.

Relative to Q1 2019, total cash costs per ounce[1] were lower in Q2 2019, decreasing by 23% from $943 to $724, as a result of the impact of higher gold sales volumes, which had the effect of decreasing cash production cost on a per-unit basis. Total cash costs per ounce[1] also benefitted from an increase in the amount of stripping costs that was deferred (due to Nkran entering the final stage of the western pushback of Cut 2) and thus excluded from total cash costs per ounce[1]. Additionally, in Q1 2019, the AGM recorded an adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore ($149/oz increase); whereas, in Q2 2019, the AGM recognized a $0.6 million reversal of the previously recorded net realizable value adjustments on its stockpile inventory ($9/oz decrease).

For the three and six months ended June 30, 2019, AlSC[1] for the AGM amounted to $1,180/oz and $1,155/oz, respectively. Though no comparative AISC[1] metrics were reported for the AGM on a standalone basis in Q2 2018, AISC[1] for Asanko for the three and six months ended June 30, 2018 amounted to $1,068/oz and $1,145/oz, respectively. The increase in AlSC[1] from Q2 2018 to Q2 2019 was predominantly due to the previously described higher total cash costs per ounce[1] (increase of $78/oz), a $43/oz increase in sustaining capital primarily related to raising the height of the tailing storage facility, partly offset by higher gold sales volumes which had the effect of decreasing fixed costs on a per unit basis.

Relative to Q1 2019, AlSC[1] for Q2 2019 increased by 5%, primarily attributable to higher capitalized stripping costs (increase of $254/oz) and an increase in sustaining capital related to raising the height of the tailing storage facility (increase of $53/oz). These factors were partially offset by lower total cash cost per ounce (decrease of $219/oz) and higher gold sales volumes which had the effect of increasing fixed costs on a per unit basis.

For the three and six months ended June 30, 2019, AIC[1] was $1,247/oz and $1,235/oz, respectively, compared to $1,157/oz and $1,251/oz during the same period in 2018. The higher AIC[1] for Q2 2019 was primarily due to higher all-in sustaining costs explained above ($113/oz higher) and higher exploration expense associated with exploratory drilling ($11/oz increase), partially

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1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

offset by lower development capital expenditure as the AGM incurred significant expansionary capital during the first half of 2018 to upgrade the processing plant ($33/oz decrease).

3.2	Selected financial results of the AGM

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$

Revenue	85,715	66,823	152,730	131,253
Cost of sales:
Production costs	(43,968)	(30,463)	(95,931)	(58,819)
Depreciation and depletion	(16,668)	(16,929)	(40,175)	(30,293)
Royalties	(4,285)	(3,342)	(7,747)	(6,563)
Income from mine operations	20,794	16,089	8,877	35,578
Finance expense	(3,148)	(5,379)	(3,897)	(10,719)
Net income before tax for the period	15,458	5,254	1,342	18,919
Income tax expense	(1,823)	(2,508)	(1,823)	(11,449)
Net income (loss) after tax for the period	13,635	2,746	(481)	7,470

Average realized price per gold ounce sold ($)	1,290	1,286	1,291	1,300
Average London PM fix ($)	1,309	1,306	1,307	1,318
All-in sustaining costs ($ per gold ounce)[1]	1,180	1,068	1,155	1,145
All-in sustaining margin ($ per gold ounce)[1]	110	218	136	155
All-in sustaining margin ($'000)[1]	7,297	11,289	16,287	15,606

Revenue

During Q2 2019, the AGM sold 66,337 ounces of gold at an average realized gold price of $1,290/oz for total revenue of $85.7 million (including $0.2 million of by-product revenue). During Q2 2018, the AGM sold 51,785 ounces of gold at an average realized gold price of $1,286/oz for total revenue of $66.8 million (including $0.2 million of by-product revenue). The increase in revenues quarter-on-quarter was therefore a function of higher sales volumes and higher average realized gold prices in Q2 2019.

During the six months ended June 30, 2019, the AGM sold 119,758 ounces of gold at an average realized gold price of $1,291/oz for total proceeds of $154.6 million. Revenues also included $0.4 million of by-product revenue and were presented net of $2.2 million of gold sales related to pre-production activities at Esaase that were capitalized to mineral properties, plant and equipment (“MPP&E”). In the comparative period of 2018, the AGM sold 100,684 ounces of gold at an average realized gold price of $1,300/oz for total revenue of $131.3 million (including $0.4 million of by-product revenue). The increase in revenues during the first half of 2019 (compared to the prior-year period) was therefore a function of higher sales volumes partially offset by lower average realized gold prices in 2019.

The AGM continues to sell all the gold it produces to Red Kite under an offtake agreement. The terms of the offtake agreement require the AGM to sell 100% of its gold production up to a maximum of 2.2 million ounces to Red Kite. As of June 30, 2019, 710,269 ounces

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1 “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

have been delivered to Red Kite under the offtake agreement (December 31, 2018 – 590,511 ounces).

Production costs

During Q2 2019, the AGM incurred production costs of $44.0 million, compared to $30.5 million in Q2 2018. Production costs were higher due to higher sales volumes in Q2 2019, as well as the higher total cash costs per ounce1.

During the six months ended June 30, 2019, the AGM incurred production costs of $95.9 million, compared to $58.8 million for the six months ended June 30, 2018. Production costs were higher due to higher total cash costs per ounce1 and higher sales volumes in 2019. Additionally, during the six months ended June 30, 2019, the JV provided for a one-time contract termination fee relating to one of the JV’s mining contractors and also recorded a $12.7 million adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore, of which $6.7 million was recorded in production costs. For a discussion of production unit costs incurred during the period see section “3.1.d Cash costs and AISC” above.

Production costs for the three and six months ended June 30, 2019 were reported net of stripping costs of $20.5 million and $23.4 million (three and six months ended June 30, 2018 – $17.8 million and $43.9 million, respectively). Stripping costs are deferred to mineral properties in accordance with the AGM’s accounting policy for stripping costs. To the extent that excess waste is mined during the period in an identified component of the mine, as compared to the expected waste (based on the component-specific stripping ratio), a portion of costs are deferred to mineral properties.

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM concessions. The AGM’s Akwasiso mining concession is also subject to a 2% net smelter return royalty payable to the previous owner of the mineral tenement; additionally, the AGM’s Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. Royalties are presented as a component of cost of sales and amounted to $4.3 million and $7.7 million for the three and six months ended June 30, 2019 (three and six months ended June 30, 2018 – $3.3 million and $6.6 million, respectively). Royalty expense was higher during the three and six months ended June 30, 2019 due to higher earned revenues, as well as the commencement of commercial operations at Esaase (which attracts an incremental 0.5% royalty), partly offset by the impact of lower production from Akwasiso (which attracts an incremental 2% royalty).

Depletion and depreciation

Depreciation and depletion expense for Q2 2019 amounted to $16.7 million, including $4.2 million of depletion associated with previously capitalized deferred stripping cost, as a result of 1.06Mt of ore mined during the quarter. This compares to depreciation and depletion of $16.9 million for Q2 2018, which included $5.3 million of depletion associated with previously capitalized deferred stripping costs and was based on 0.95Mt of ore mined during the comparative period. Depreciation and depletion expense decreased from Q2 2018 due to a lower depreciable asset cost base resulting from the recognition of a fair value adjustment associated with the JV Transaction which was recorded in Q3 2018. This was partially offset by the effect of more ore tonnes being mined during Q2 2019, the carrying value of Esaase mineral interests being added to the depreciable cost base of producing mineral properties during the current year, and the impact of adopting IFRS 16 which resulted in certain mining contractor costs being capitalized and depreciated rather than presented as production costs.

Depreciation and depletion expense for the six months ended June 30, 2019 amounted to $40.2 million, including $14.5 million of depletion associated with previously capitalized deferred stripping cost, as a result of 2.56Mt of ore mined during the period. This compares to depreciation and depletion of $30.3 million for the six months ended June 30, 2018, which included $7.8 million of depletion associated with previously capitalized deferred stripping costs and was based on 1.71Mt of ore mined during the comparative period. Depreciation and depletion expense for the six months ended June 30, 2019 increased from the same period in 2018 due to more ore tonnes mined, as well as a net increase in the depreciable cost base of producing mineral properties. The net increase in depreciable cost base was partly due to Esaase reaching commercial production and the adoption of IFRS 16 which resulted in certain mining contractor costs being capitalized and depreciated rather than presented as production costs, partly offset by the recognition of a fair value adjustment associated with the JV Transaction which was recorded in Q3 2018. Additionally, during the six months ended June 30, 2019, the AGM recorded a $12.7 million adjustment to the carrying value of stockpile inventory in order to reflect the net realizable value of stockpiled ore, of which $6.0 million was recorded as depreciation expense.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Finance expense

Finance expense during the three months ended June 30, 2019 reduced from the comparative period due to the repayment of the AGM’s $163.8 million long-term debt including capitalized interest concurrent with the completion of the JV Transaction on July 31, 2018.

In June 2019, the AGM entered into a zero cost collar gold hedging program with a group of leading commercial banks to help manage the AGM’s exposure to gold price risk. The hedging instruments cover 90,000 ounces of gold production, in increments of 15,000 gold ounces per month, over a period of six months from July 1, 2019 to December 31, 2019. The details of the hedging instruments at June 30, 2019 are as follows:

			Fair value of liability at
	Put price	Call price	June 30, 2019
Gold ounces	per gold ounce	per gold ounce	$
60,000	$ 1,300.00	$ 1,410.50	(2,371)
30,000	$ 1,350.00	$ 1,517.00	(143)
			(2,514)

The AGM recognized a fair value adjustment on its hedging instruments of $2.5 million, inclusive of withholding taxes, for the three months ended June 30, 2019. The fair value of the gold collar hedging instruments was estimated using an option pricing model. The unrealized mark-to-market loss was presented as finance expense in profit and loss of the JV. The AGM was also required to deposit $3.0 million as collateral on the gold collars. This cash has been presented as restricted cash as at June 30, 2019. Finance expense for the three months ended June 30, 2019 also included $0.4 million of interest expense on mining contractor lease liabilities and $0.2 million of accretion expense on the AGM’s reclamation provision.

Finance expense during the six months ended June 30, 2019 reduced from the comparative period due to the repayment of the AGM’s $163.8 million long-term debt concurrent with the completion of the JV Transaction on July 31, 2018. Finance expense for the six months ended June 30, 2019 included the above mentioned $2.5 million unrealized mark-to-market loss on the gold hedging instruments, $0.9 million of interest expense on mining contractor lease liabilities and $0.4 million of accretion expense on the AGM’s reclamation provision.

Income tax expense

The AGM recorded a deferred income tax expense of $1.8 million for the three and six months ended June 30, 2019, compared to a deferred income tax expense of $2.5 million and $11.4 million for the same periods, respectively, in 2018. The lower deferred tax expense for the three and six months ended June 30, 2018 was due to the loss recognized on the JV Transaction (recorded in Q3 2018) which had the impact of reducing the accounting basis of mineral properties, plant and equipment resulting in a reduction of the taxable temporary difference between tax and accounting asset bases. The AGM has not recognized deferred tax assets relating to tax loss carry forwards as it is not currently considered probable that these losses will be utilized prior to their expiry (5-year expiry from the date incurred).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

3.3	Cash flow results of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
AGM 100% Basis	2019	2018	2019	2018
Cash provided by (used in):
Operating activities	20,545	18,370	29,365	38,464
Investing activities	(13,890)	(25,142)	(23,775)	(49,711)
Financing activities	(219)	11,242	(4,355)	7,840
Impact of foreign exchange on cash and cash equivalents	(79)	(195)	(201)	44
Increase (decrease) in cash and cash equivalents during the period	6,357	4,275	1,034	(3,363)
Cash and cash equivalents, beginning of period	16,325	14,407	21,648	22,045
Cash and cash equivalents, end of period	22,682	18,682	22,682	18,682

Cash flows from operating activities

During Q2 2019, the AGM generated cash flows from operations of $20.5 million, being cash inflows before working capital changes of $35.3 million and outflows from non-cash working capital of $14.8 million. Cash outflows of $14.8 million from non-cash working capital were primarily the result of a $14.8 million decrease in accounts payable and accruals, a $4.5 million increase in receivables and VAT receivable and a $0.2 million increase in prepaid expenses. These factors were partially offset by a $4.7 million decrease in inventories.

The increase in operating cash flows in Q2 2019 compared to Q2 2018 as demonstrated in the table above was primarily a result of higher mine operating income excluding depreciation expense.

During the six months ended June 30, 2019, the AGM generated cash flows from operations of $29.4 million, being cash inflows before working capital changes of $45.8 million and outflows from non-cash working capital of $16.4 million. Cash outflows of $16.4 million from non-cash working capital were primarily the result of an $11.7 million increase in receivables and VAT receivable, a $4.9 million decrease in accounts payable and accruals, and an $0.8 million increase in inventories. These factors were partially offset by a $1.0 million decrease in prepaid expenses.

The decrease in operating cash flows for the six months ended June 30, 2019 compared to the same period in 2018 as demonstrated in the table above was primarily a result of lower mine operating income, partially offset by a reduction in non-cash working capital outflows primarily relating to a decrease in inventories.

Cash used in investing activities

During Q2 2019, the AGM invested $14.0 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the quarter included $8.6 million relating to capitalization of deferred stripping costs ($20.5 million in deferred stripping additions net of $11.9 million in payables relating to stripping costs); $1.4 million on development capital comprised of development activities at Esaase, including the commencement of a village relocation; and $4.0 million on sustaining capital, primarily related to raising the height of the tailings storage facility.

The decrease in cash flows invested in mineral properties, plant and equipment from Q2 2018 to Q2 2019 was primarily due to Q2 2018 including the expenditures on the P5M upgrades to the processing plant and the replacement of the SAG mill motor. In addition, during Q2 2019 the AGM focused on free cash flow generation, which had the impact of generally reducing the amount of capital spent.

During the six months ended June 30, 2019, the AGM invested $23.9 million in additions to mineral properties, plant and equipment. The total expenditure on mineral properties, plant and equipment during the quarter included $11.5 million relating to capitalization of deferred stripping costs ($23.4 million in deferred stripping additions net of $11.9 million in payables relating to stripping costs); $7.9 million on development capital, comprised partly of $4.4 million on development and bulk sampling activities for Esaase, construction of an interim haul road, and the commencement of a village relocation, and $1.1 million on the secondary crushing infrastructure; and $4.4 million on sustaining capital, primarily related to raising the height of the tailings storage facility.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

The decrease in cash flows invested in mineral properties, plant and equipment for the six months ended June 30, 2019 compared to the same period in 2018 was primarily due to Q2 2018 including upgrades to the processing plant and the replacement of the SAG mill motor and a decrease in accounts payable related to capitalized stripping costs.

Cash used in financing activities

During the three and six months ended June 30, 2019, the $0.2 million and $4.4 million of cash used in financing activities, respectively, related primarily to the change in presentation of a portion of payments made to the JV’s mining contractor which, commencing with the adoption of IFRS 16 on January 1, 2019, is required to be presented within financing activities as principal and interest payments associated with the leases contained within the JV’s mining contractor services agreements. See section “11. Critical accounting policies and estimates”. Note that as of June 30, 2019, there were $3.4 million in payables relating to the JV’s aforementioned mining contractors.

In Q2 2018, cash outflows from financing activities were predominantly related to interest and withholding taxes paid on the AGM’s former debt facility.

During the six months ended June 30, 2018, cash inflows from financing activities were predominantly related to capital contributions from the Company, partially offset by interest and withholding taxes paid on the AGM’s former debt facility.

Liquidity position

As at June 30, 2019, the JV held cash and cash equivalents of $22.7 million ($3.0 million of which was restricted and held as collateral in respect of the gold collars), $7.1 million in receivables from gold sales and $2.4 million in gold on hand (December 31, 2018 – $21.6 million in cash and cash equivalents and $4.3 million in receivables from gold sales). The Company does not control these funds. The liquidity of the Company is further discussed in section “7. Liquidity and capital resources.”

3.4	Development and exploration update

The following discussion relates to the AGM’s current and planned development activities (on a 100% basis), as well as the exploration work performed during the period on tenements held within the JV’s land package.

a)	Development of the Esaase Deposit

The Esaase deposit is currently being mined using open pit contractor mining. Mining activities are initially focused on mining oxides to expose the deposit, before moving into more competent rock. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively. Asanko received an amended Environmental Permit in June 2018 that allows the trucking of ore from Esaase.

The haul road to connect the Esaase pit to the existing haul road network was commissioned in Q1 2019. The current mining operation, which commenced at the end of January 2019, is focused on mining the surface oxides of the deposit. Mining is restricted to day shift only and the material is being trucked to the processing facility via the haul road. Esaase oxide ore currently makes up approximately 30% of the mill feed and it is expected that these rates will continue for the foreseeable future.

b)	Ongoing work associated with updating the Life of Mine Plan

Prior to and subsequent to the conclusion of the JV Transaction in July 2018, the Company's technical team, together with input from Gold Fields’ technical team, has been systematically conducting work to both update the Life of Mine plan as well as exploration potential of the highly prospective Southern Camp tenements. The JV partners are currently considering an optimal work plan and timing to deliver the updated Life of Mine plan for the AGM which focusses on near-term free cash flow generation. The implementation of the updated Life of Mine plan, should it differ materially from the previously-approved plan, will require a special majority decision of the Management Committee of the JV partners, as will any significant capital projects in the updated Life of Mine Plan. Any decision to incur capital expenditures will be dependent on the balance sheet of the JV, ability and willingness of the JV partners to fund any required project costs, financing opportunities, the outlook for gold prices, and capital market conditions.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Technical work associated with the updated Life of Mine plan that was completed to-date and during the period includes:

1.	a detailed re-investigation of the controls to mineralization within the Esaase deposit. This work at Esaase involved:

(i)

drilling of an additional 4,900m of reverse circulation (“RC”) drilling (84 new RC holes) to more accurately delineate the surface oxide potential. All samples were sent to an external laboratory for fire assay analysis,

(ii)

re-logging of 43,000m (163 holes) of historical diamond drilling to improve the structural and lithological interpretation of the controls to mineralization, including the development of new wireframes, and

	(iii)	reviewing the geostatistical modelling methodologies best suited to Esaase;

2.	a detailed review of the geotechnical, hydrogeological and metallurgical design parameters for all deposits; and

3.

review of capital and operating costs, including the optimal ore transportation solution linking Esaase to the central processing facility at Obotan, in order to take into account inflation, scope and commodity price changes.

As previously reported, initial indicators from the JV’s ongoing technical work in respect of reserves and resources suggest that some of the previously estimated resources at Esaase categorized as measured and indicated may be reclassified as inferred resources which will result in a reduction of Esaase gold reserves. Notwithstanding the reclassification, the global resource gold ounces at Esaase are likely to remain approximately the same. Other technical aspects informing the updated Life of Mine plan such as the geotechnical, hydrogeological and metallurgical design parameters are also being re-evaluated with the JV partners and independent experts. The experience and knowledge gained from the bulk sample exercise at Esaase will also be incorporated into the updated Life of Mine plan. The capital and operating costs are also under review, including the optimal ore transportation solution linking Esaase to the central processing facility at Obotan, in order to take into account inflation, scope and commodity price changes. All this additional work will inform and confirm the optimal long-term ore transportation solution and associated capital and operating cost. These technical items will culminate in an updated Life of Mine plan which will include updated capital expenditures and project economics for the AGM’s development projects. Given the current focus on near-term cash flow generation, the amounts and timing of capital expenditures under the updated Life of Mine plan are not expected to include any major capital investments such as further processing plant expansions or Esaase ore transportation infrastructure as contemplated in the “Definitive Feasibility Study” technical report for the AGM originally filed on SEDAR on July 18, 2017, which was subsequently amended and restated on December 20, 2017 (the “12/17 DFS”). Future capital investments will be measured based on their return on invested capital against this updated plan.

The reclassification of measured and indicated resources at Esaase and the incorporation of updated design parameters and cost information are not expected to reverse the conclusions of the 12/17 DFS that the Esaase deposit is technically and economically feasible, but may impact adversely on the estimates of net present value (“NPV”) in the 12/17 DFS which, as the sensitivity analysis of NPV shows, is affected by a number of factors including resource size, metal prices, capital costs and operating costs. The updated Life of Mine plan is expected to be presented to the JV partners during 2019 to early 2020.

c)	Mining Geology

During Q2 2019, mining geology continued to focus on the in-pit mining operations and involved detailed bench mapping, intensive grade control drilling and subsequent modelling, in order to guide mining in achieving planned production targets. Grade control drilling for Nkran and Dynamite Hill in Q2 2019 recorded a total of 4,906m from 210 holes using two RC rigs yielding 3,816 samples for analysis.

RC drilling for the Esaase operation included 20,791m from 760 holes yielding 16,267 samples for analysis. All geological related activities have been implemented within this new pit.

Validation and continuous improvement of the resource, reserve and grade control modelling remains a focus of the technical team.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

d)	Exploration

The JV holds a major land package of 21,300 hectares on the Asankragwa Gold Belt. In 2017, the Company undertook a prospectivity analysis assessing the potential of identified exploration targets based on structural architecture, geochemistry, geological mapping and topography. An exploration strategy was developed, in collaboration with the JV partner, to test high priority targets in order to seek to replace mining depletion with resources near existing mining operations and infrastructure as well as test potential new discoveries. In 2019, the JV plans to spend $8 million on exploration including approximately 10,000m of drilling as well as additional geochemistry, ground geophysics, field mapping and trenching work.

Exploration activities during Q2 2019 and for H2 2019 include the following:

i)	Tontokrom Target

The Tontokrom target is located on the Miradani Mining Lease, which covers an area of 14.3km2 and is approximately 10km south of the AGM processing plant, along the Fromenda shear structure making up part of the northeast southwest Asankrangwa structural corridor, which hosts all nine of the AGM’s gold deposits.

The area is highly prospective and the site of historic small scale and alluvial mining operations in multiple target areas along a 3km trend. Multiple historical geochemical anomalies are coincident with the targets, and primary and secondary structures known to control mineralization in the belt have been interpreted from the airborne VTEM™ and magnetic surveys and extensively mapped on the ground.

The Tontokrom target has not been previously drill tested. The area has been subjected to small scale mining activities for over 25 years, which have excavated a small pit over a portion of the target measuring 320m long by 150m wide and is estimated to be approximately 30m deep from the current land surface.

A Phase 1 drill program was designed to test the approximately 320m strike length of the existing pit. The 3,140m program consisted of 12 holes pre-collared to various depths with RC drills and completed with HQ diamond drilling. Of the 12 holes completed in the program, nine were drilled to their intended depth and three were abandoned due to poor down-hole conditions before reaching their intended targets. Sample results have been received for all drill holes and highlights of the drilling intersects include:

Hole ID	From metre	To metre	Intercept*
TTPC19-001	128	141	13m @ 2.62 g/t
TTPC19-001	162	173	11m @ 1.00 g/t
TTPC19-002	64	85	21m @ 0.94 g/t
TTPC19-002	91	107	16m @ 1.73 g/t
TTPC19-002	136	178	42m @ 2.63 g/t
TTPC19-002	156	178	22m @ 1.24 g/t
TTPC19-002	189	228	39m @ 1.82 g/t
TTPC19-004	199	211	12m @ 1.45 g/t
TTPC19-005A	342	382	40.7m @ 1.12 g/t
TTPC19-006A	181	204	23m @ 1.04 g/t
TTPC19-006A	242	276	34m @ 2.23 g/t
TTPC19-006A	281	297	16.4m @ 2.38 g/t
TTPC19-008	90	122	32m @ 1.46 g/t
TTPC19-008	185	259	74m @ 1.93 g/t
TTPC19-009	80	94	14m @ 1.14 g/t
TTPC19-009	99	156	57m @ 2.96 g/t
TTPC19-010	191	235	44m @ 1.72 g/t

*Note: The above mineralized intercepts were reported by the Company on April 30, 2019 and were calculated using a 0.3 g/t cut-off, which is lower than a 0.5 g/t cut-off originally used in the Company's news release dated April 8, 2019. The lower cut-off provides a better fit between calculated intervals and the geological interpretations compiled to date.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

The drilling program to date has demonstrated Tontokrom has encouraging widths of mineralization and grade in multiple parallel zones, with economic intercepts being encountered in eight of the nine drill holes that reached their intended targets. With the deposit still open along strike to the southwest and plunging north, Tontokrom has the potential to become a bulk tonnage, open pit source of ore feed for the existing milling operations at the AGM. The H2 2019 program has an additional six drill holes planned to step out a further 250m along strike to the southwest and remains the JV’s top priority.

The drill program envisions to extend the mineralized strike to over 550m with approximately 1,300m of additional diamond and RC drilling. Upon completion of the resource expansion drilling, it is expected that the deposit will be infill-drilled to a detail suitable for a maiden resource estimate to be completed and for mining permit applications to be initiated.

Currently the JV is working to resolve a boundary dispute with a local small-scale leaseholder which has introduced access challenges to certain portions of the concession. The JV is working with the Minerals Commission of Ghana to resolve the matter as expeditiously as possible. Until the matter is resolved, the JV has voluntarily moved its drilling efforts to the Opeimu Target.

ii)	Fromenda Target

A second drill program has been designed to drill test the Fromenda Target, which is located approximately 10kms further southwest of the Tontokrom Target along the same highly prospective Fromenda Shear Zone Corridor.

The target was historically drill tested by predecessor owner PMI Ventures Ltd. (PMI Gold Corporation Pty Ltd.) in 2003 and 2004 producing significant exploration results that warrant a new round of drilling. The program is expected to drill approximately 5,000m of RC and diamond drilling focusing on confirming historic mineralization and stepping out along strike and to depth.

During the second half of 2019, the JV expects to first drill approximately 500m over three drill holes to confirm historic drill results and then follow on with the planned 5,000m program which is expected to carry on into 2020.

iii)	Opeimu Target

Located 5.2km north of the AGM processing plant on the Adubea Mining Lease, the Opeimu target is expected to be drilled during Q3 2019. Opeimu is a conceptual target located along the Adubiaso shear zone which is known to be endowed and hosts the Adubiaso pit that has previously been mined for oxides. The target is on an intersection between two important geological structures and lies along a major geological contact. Initial regional geochemical sampling was conducted by the Company, along with trenching that has indicated the presence of mineralized structures.

The objective of the H2 2019 program is to test the blind-to-surface target. The program is expected to consist of 6 drill holes in three fences of two holes each with approximately 750m of diamond and RC drilling. If successful, Opeimu would represent a new discovery.

4.	Financial results of the Company

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three and six months ended June 30, 2019 and 2018. Note that the table below and subsequent discussion includes 100% of the results for the AGM for the three and six months ended June 30, 2018, being the period during which the Company controlled the AGM. For the three and six months ended June 30, 2019, the Company has recognized its share of the net income (loss) of the JV. As a result, most of the variances in the table below are attributable to the deconsolidation of the AGM due to the closing of the JV Transaction. For a more meaningful discussion on variations associated with the AGM’s results, see section “3.2 Selected financial results of the AGM”. Those variances not affected by the deconsolidation of the AGM are discussed in further detail following the table.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars, except per share amounts)	$	$	$	$

Revenue	-	66,823	-	131,253
Cost of sales:
Production costs	-	(30,469)	-	(58,819)
Depreciation and depletion	-	(16,929)	-	(30,293)
Royalties	-	(3,342)	-	(6,563)
Total cost of sales	-	(50,740)	-	(95,675)
Income from mine operations	-	16,083	-	35,578
Share of net income (loss) related to joint venture	6,135	-	(217)	-
Service fee earned as operators of joint venture	1,126	-	2,252	-
Exploration and evaluation expenditures	-	(1,789)	-	(1,914)
General and administrative expenses	(3,456)	(3,246)	(6,261)	(5,556)
Income (loss) from operations and joint venture	3,805	11,048	(4,226)	28,108
Loss due to reclassification of subsidiaries to held for sale	-	(144,554)	-	(144,554)
Finance income	2,287	187	5,036	333
Finance expense	(7)	(5,384)	(7)	(10,727)
Foreign exchange gain (loss)	22	69	(10)	115
Income (loss) before income taxes	6,107	(138,634)	793	(126,725)
Current income tax expense	-	(769)	-	(966)
Deferred income tax expense	-	(2,508)	-	(11,430)
Net income (loss) and comprehensive income (loss) for the period	6,107	(141,911)	793	(139,121)
Net income (loss) attributable to:
Common shareholders of the Company	6,107	(142,267)	793	(140,158)
Non-controlling interest	-	356	-	1,037
	6,107	(141,911)	793	(139,121)
Earnings (loss) per share attributable to common shareholders:
Basic	0.03	(0.63)	0.00	(0.65)
Diluted	0.03	(0.63)	0.00	(0.65)
Weighted average number of shares outstanding:
Basic	225,804,614	225,067,647	225,804,614	214,318,520
Diluted	225,804,614	225,067,647	225,804,614	214,318,520

Share of net income (loss) related to joint venture

Effective July 31, 2018, the Company began equity accounting for its interest in the JV. Accordingly, the Company recognized its 45% proportionate share of the net earnings of the JV of $6.1 million for the three months ended June 30, 2019 and of the net loss of the JV of $0.2 million for the six months ended June 30, 2019.

Service fee earned as operators of the joint venture

In accordance with the Joint Venture Agreement (“JVA”), the Company is the operator of the AGM and, in consideration for managing the operations of the mine, receives a gross annual service fee from the JV of $6.0 million. For the three and six months ended June 30, 2019, the Company earned a gross service fee of $1.5 million (less withholding taxes of $0.4 million) and $3.0 million (less withholding taxes of $0.7 million), respectively.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

General and administrative expenses

G&A expenses for the three and six months ended June 30, 2018 and 2019 was comprised of:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Wages, benefits and consulting	(2,279)	(1,967)	(4,247)	(3,156)
Office, rent and administration	(109)	(174)	(371)	(382)
Professional and legal	(160)	(326)	(179)	(775)
Share-based payments	(626)	(369)	(893)	(583)
Travel, marketing, investor relations and regulatory	(262)	(398)	(537)	(635)
Other	(20)	(12)	(34)	(25)
Total G&A expense	(3,456)	(3,246)	(6,261)	(5,556)

Wages, benefits and consulting incurred for the six months ended June 30, 2019 were $1.0 million higher than the comparative period, due in part to changes in personnel and compensation. This was directly offset by the deconsolidation of the G&A expenses of the AGM which during the six months ended June 30, 2018 amounted to $1.0 million. In addition, wages, benefits and consulting reported for the six months ended June 30, 2018 were presented net of a recovery of service fees (between the Company and the AGM) of $0.9 million, whereas in 2019 the benefit of the services fees are presented separately in the Company’s Statement of Operations and Comprehensive Income. This change in presentation of the benefit of the service fees was required under IFRS due to the deconsolidation of the AGM and thus was applied prospectively from July 31, 2018.

Finance income

Finance income includes interest earned on cash balances and changes in the fair value and amortized cost of the Company’s preferred share investments in the JV. For the three and six months ended June 30, 2019, the Company recognized income of $2.2 million and $4.8 million, respectively, on changes in the carrying values of the Company’s preferred share investments in the JV.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

5.    Selected quarterly financial data

The following table provides summary unaudited financial data for the last eight quarters.

	2019			2018			2017
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	30,665	66,823	64,430	62,767	63,714	60,191
Total cost of sales	-	-	-	(33,373)	(50,740)	(44,935)	(47,636)	(45,814)	(45,735)
Income (loss) from mine operations	-	-	-	(2,708)	16,083	19,495	15,131	17,900	14,456
Share of net earnings (loss) related to joint venture	6,135	(6,352)	(1,306)	256	-	-	-	-	-
Service fee earned as operators of joint venture	1,126	1,126	1,117	775	-	-	-	-	-
Exploration and evaluation expenditures	-	-	-	(419)	(1,789)	(125)	(1,587)	(197)	(80)
General and administrative expenses	(3,456)	(2,805)	(3,200)	(2,904)	(3,246)	(2,310)	(3,143)	(3,259)	(3,388)
Income (loss) from operations and joint venture	3,805	(8,031)	(3,389)	(5,000)	11,048	17,060	10,401	14,444	10,988
Recovery (loss) due to loss of control of subsidiaries	-	-	-	1,293	(144,554)	-	-	-	-
Other income (expenses)	2,302	2,717	2,514	2,603	(5,128)	(5,151)	(2,881)	(5,767)	(4,354)
Income tax (expense) recovery	-	-	8	(121)	(3,277)	(9,119)	(15,028)	(3,671)	(5,479)
Net income (loss) for the period	6,107	(5,314)	(867)	(1,225)	(141,911)	2,790	(7,508)	5,006	1,155
Basic and diluted income (loss) per share	$0.03	($0.02)	$0.00	($0.00)	($0.63)	$0.01	($0.03)	$0.02	$0.00

Since the commencement of commercial production at the Asanko Gold Mine effective April 1, 2016, and specifically from Q3 2016 onwards, the Company saw mining operations achieve expected levels of production, resulting in comparable revenues and income from mine operations, until the Company completed the JV Transaction effective July 31, 2018, concurrent with which the Company commenced equity accounting for its interest in the AGM.

Commencing in Q3 2018, the Company has been recognizing its 45% interest in the net income after tax of the JV for each quarter.

For periods prior to Q3 2018, other income (expense) included interest expense on the Company’s long-term debt (which was settled in July 2018). In Q3 and Q4 2018, as well as Q1 and Q2 2019, other income included fair value adjustments on the Company’s preferred share investments in the JV.

The Company also recognized a $144.6 million loss on loss of control of its former Ghanaian subsidiaries, as part of the JV Transaction, in Q2 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

6. Outlook

2019 Guidance for the Asanko Gold Mine (100% basis)

In 2019, the AGM is targeting 225,000 – 245,000 ounces of gold at AISC1 of $1,040 – $1,060/oz and All-In Costs1 (“AIC”) of $1,130 – $1,150/oz.

The AGM’s AISC1 includes the recently commenced Esaase trucking operation and the impact of the 5% non-refundable levy on goods and services that attract VAT in Ghana (effective from August 1, 2018).

Total capital expenditure for 2019 is forecast to be $25 million. Sustaining capex is estimated at $9 million ($4.4 million spent as of June 30, 2019) and includes a tailings dam lift. Development capital is $16 million ($7.9 million spent as of June 30, 2019), mainly for the development of Esaase and includes the commencement of a village relocation and the installation of two water treatment plants.

In addition, $8 million is budgeted for exploration ($1.8 million spent as of June 30, 2019), mainly around the highly prospective Tontokrom – Miradani – Fromenda mineralized trend.

The Company reaffirms the AGM’s forecasted 2019 production and AISC1 guidance, as well as AIC1 guidance for 2019 (all on a 100% basis):

Guidance	FY 2018 (Actual)	FY 2019 (Forecast)	Q2 2019 (Actual)	YTD 2019 (Actual)
Gold Production (oz)	223,152	225,000 – 245,000	62,067	122,492
AISC[1] ($/oz)	1,072	1,040 – 1,060	1,180	1,155
AIC[1] ($/oz)	n/a	1,130 – 1,150	1,247	1,235

Corporate costs for Asanko Gold Inc. are expected to be $12 million for 2019 which are partially funded by the management fee of $6 million per year (before withholding taxes) paid to Asanko Gold Inc. as a management fee for operating the JV. These corporate costs are expected to reduce by approximately $2.3 million per annum once the recent management restructuring has taken effect (see “Management Changes”).

____________________________________________________
1 See “8. Non-GAAP measures”

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

7.    Liquidity and capital resources

A key financial objective of the Company is to actively manage its own cash balance and liquidity in order to meet the Company’s strategic plans, as well as those of the JV in accordance with the JV agreement. The Company share control of the JV and aims to manage the JV in such a manner to generate positive cash flows from the AGM’s operating activities in order to fund its operating, capital and project development requirements. A summary of the Company’s net assets and key financial ratios related to liquidity are as follows. Note that the June 30, 2019 and December 31, 2018 balances below, unless otherwise noted, do not include any assets and liabilities of the JV.

	June 30, 2019	December 31, 2018
	$	$

Cash and cash equivalents	6,821	10,358
Other current assets	1,795	2,744
Non-current assets	304,076	299,513
Total assets	312,692	312,615
Current liabilities	2,380	3,473
Non-current liabilities	265	300
Total liabilities	2,645	3,773
Working capital	6,236	9,629
Total equity	310,047	308,842
Total common shares outstanding	225,804,614	225,804,614
Total options outstanding	13,262,177	13,482,427
Key financial ratios
Current ratio	3.62	3.77
Total liabilities-to-equity	0.01	0.01

The Company held cash and cash equivalents of $6.8 million and $1.6 million in receivables as at June 30, 2019. In addition, the Company is entitled to receive a further $20.0 million payment associated with the JV Transaction, which is payable by Gold Fields by no later than December 31, 2019.

Subsequent to the JV Transaction, other than the JV service fee, the Company has no current direct sources of revenue and any free cash flows generated by AGM are no longer within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. Further information regarding the definition of “Distributable Cash” is included in section “8.4 EBITDA and Adjusted EBITDA”. However, given the Company’s cash balance, ongoing service fee receipts from the JV, and the beforementioned additional $20.0 million contribution receivable in connection with the JV Transaction, the Company believes it is in a position to meet all working capital requirements, contractual obligations and commitments as they fall due (see “Commitments” below) for at least the next 12 months.

In order to maintain or adjust its capital structure, the Company filed a short-form base shelf prospectus on January 15, 2018, which allows the Company to offer up to $300.0 million of common shares, warrants, subscription receipts, debt securities and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be subject to approval by the Company’s Board of Directors and the terms of such offering will be set forth in a shelf prospectus supplement.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Equity

The Company is financially stable with a total liabilities-to-equity ratio of 0.01 as at June 30, 2019.

Commitments

The following table summarizes the Company’s contractual obligations as at June 30, 2019 and December 31, 2018. Note the following table excludes commitments and liabilities of the JV for both periods presented.

					Total	Total
	Within 1 year	1 - 3 years	4 -5 years	Over 5 years	June 30, 2019	December 31, 2018
Accounts payable and accrued liabilities	1,968	-	-	-	1,968	3,232
Long-term incentive plan (cash-settled awards)	412	265	-	-	677	541
Corporate operating leases	246	269	238	157	910	202
Total	2,626	534	238	157	3,555	3,975

In addition to the above commitments, the Company has provided a parent company guarantee on the unfunded portion of the AGM’s reclamation bond in the amount of $6.8 million. The Company has also provided a guarantee in respect of 50% of the 30,000 ounces of zero cost collars entered into by the AGM.

During the three months ended June 30, 2019, the Company entered into a lease agreement for corporate office space with an effective date of September 1, 2019. Commitments under the office space lease agreement of $0.7 million have been included in the table above. Upon obtaining the contractual right to use the new office space, the Company expects to recognize a right-of-use asset and corresponding lease liability for the office space lease agreement in accordance with IFRS 16, amounting to $0.6 million.

Contingencies

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

Cash flows

The following table provides a summary of cash flows for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash provided by (used in):
Operating activities	(2,045)	13,369	(3,620)	32,455
Investing activities	42	(22,925)	80	(49,459)
Financing activities	-	13,653	-	10,251
Impact of foreign exchange on cash and cash equivalents	1	(222)	3	(137)
Decrease in cash and cash equivalents during the period	(2,002)	3,875	(3,537)	(6,890)
Cash and cash equivalents, beginning of period	8,823	38,565	10,358	49,330
Cash and cash equivalents, end of period	6,821	42,440	6,821	42,440
Less cash and cash equivalents held for sale, end of period	-	(23,684)	-	(23,684)
Cash and cash equivalents excluding held for sale, end of period	6,821	18,756	6,821	18,756

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

Cash provided by operating activities

During Q2 2019, the Company utilized cash flows from operations of $2.0 million, net of changes in working capital of $0.4 million (Q2 2018 – operating cash flows generated of $13.4 million, consisting of cash inflows before working capital changes of $28.6 million and outflows from non-cash working capital of $15.3 million). In Q2 2019, cash outflows of $0.4 million from non-cash working capital were primarily the result of a $1.0 million increase in receivables, partially offset by a $0.6 million increase in accounts payable and accruals.

During the six months ended June 30, 2019, the Company utilized cash flows from operations of $3.6 million, net of changes in working capital of $0.5 million (six months ended June 30, 2018 – operating cash flows generated of $32.5 million, consisting of cash inflows before working capital changes of $59.2 million and outflows from non-cash working capital of $26.7 million). For the six months ended June 30, 2019, cash outflows of $0.5 million from non-cash working capital were primarily the result of a $1.4 million decrease in accounts payable and accruals and $0.1 million increase in prepaid expenses, partially offset by a $0.9 million decrease in receivables.

Cash flows from operations were lower for the three and six months ended June 30, 2019 compared to the same periods in 2018 due to the deconsolidation of the AGM as a result of the closing of the JV Transaction, which took effect as of July 31, 2018. Accordingly, the consolidated cash flows for the three and six months ended June 30, 2018 include 100% of the cash flows of the AGM and so are not to that extent comparable to the current period.

Cash from (used in) investing activities

During the three and six months ended June 30, 2019, the Company generated cash of $42,000 and $80,000 through investing activities, compared to the same periods in 2018 where the Company utilized $22.9 million and $49.5 million, respectively. The reduction in cash outflows from investing activities reflect the fact that the cash flows for the three and six months ended June 30, 2019 do not include the results of the AGM. Cash generated by investing activities during the three and six months ended June 30, 2019 primarily related to interest earned on cash and cash equivalent balances.

Cash used in financing activities

During the three and six months ended June 30, 2019, there were nil amounts of cash used in financing activities, compared to the same periods in 2018 where financing activities provided $13.7 million and $10.3 million in cash principally from a private placement investment by Gold Fields as part of the JV Transaction, partially offset by interest and withholding tax payments on the Company’s former debt facility.

8.    Non-GAAP measures

The Company has included certain non-GAAP performance measures throughout this MD&A. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, as explained elsewhere herein, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

8.1 Operating cash costs per ounce and total cash costs per ounce

The Company has included the non-GAAP performance measures of operating cash costs per ounce and total cash costs per ounce on a by-product basis throughout this MD&A. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs per ounce and total cash costs per ounce to monitor the operating performance of the JV and to assess the attractiveness of potential acquisition targets. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, some investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate operating cash costs and total cash costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

The following tables provide reconciliations of operating and total cash costs per gold ounce of the AGM (net of silver by-product revenues) to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures) as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Total production costs [3]	43,968	30,469	91,173	58,819
Share-based payment expense included in production costs	(49)	(126)	(112)	(357)
By-product revenue	(162)	(221)	(380)	(409)
Total operating cash costs	43,757	30,122	90,681	58,053
Royalties and production taxes	4,285	3,342	7,747	6,563
Total cash costs	48,042	33,464	98,428	64,616
Gold ounces sold	66,337	51,785	119,758	100,684
Operating cash costs per gold ounce sold ($/ounce)	660	582	757	577
Total cash costs per gold ounce sold ($/ounce)	724	646	822	642

3 Total production costs exclude a provision for a one-time contract termination fee.

8.2 All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”), a non-regulatory association of many of the world’s leading gold mining companies established to promote the use of gold to industry, provided guidance for the calculation of “all-in sustaining costs per gold ounce” in an effort to encourage improved understanding and comparability of the total costs associated with mining an ounce of gold. The Company has adopted the reporting of “all-in sustaining costs per gold ounce”, which is a non-GAAP performance measure. The Company believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the JV’s performance and ability to generate cash flow, disposition of which is subject to the terms of the JVA. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate all-in sustaining costs per ounce differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of AISC of the AGM to various operating expenses of the AGM on a 100% basis (the nearest GAAP measures), as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	48,042	33,464	98,428	64,616
General and administrative expenses - JV	1,471	2,864	2,873	4,949
Sustaining capital expenditures	4,028	943	4,461	1,371
Sustaining capitalized stripping costs	20,489	17,808	23,409	43,882
Reclamation cost accretion	212	214	430	429
Sustaining lease payments	4,056	-	8,708	-
All-in sustaining cost	78,298	55,293	138,309	115,247
Gold ounces sold	66,337	51,785	119,758	100,684
All-in sustaining cost per gold ounce sold ($/ounce) - JV	1,180	1,068	1,155	1,145
Average realized price per gold ounce sold ($/ounce)	1,290	1,286	1,291	1,300
All-in sustaining margin ($/ounce)	110	218	136	155
All-in sustaining margin	7,297	11,289	16,287	15,606

Excluded from the G&A costs of the AGM is non-cash share-based compensation expense of $39,000 and $55,000 for the three and six months ended June 30, 2019, respectively (three and six months ended June 30, 2018 – $0.4 million and $0.6 million, respectively).

For the three and six months ended June 30, 2019, the Company incurred corporate G&A expenses, net of the JV service fee, of $1.7 million and $3.1 million which excludes non-cash share-based compensation expense of $0.6 million and $0.9 million, respectively. The Company’s attributable gold ounces sold for the three and six months ended June 30, 2019 was 29,852 and 53,891, respectively, resulting in the Company’s all-in sustaining cost being $57/oz and $58/oz higher for these periods, respectively, relative to the AGM’s all-in sustaining cost as presented in the above table.

All-in sustaining costs adjust “Total cash costs” for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs (excludes operating pits which have not achieved steady-state operations) and sustaining capital expenditures. Sustaining capital expenditures, capitalized stripping costs and reclamation cost accretion are not line items on the AGM’s financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site. A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM’s ‘new projects’ and certain expenditures at the AGM’s operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period which have been deferred to mining interests as they allow the AGM to gain access to ore bodies to be mined in future periods; these costs are not considered expansionary in nature as they relate to currently identified reserves and resources. Reclamation cost accretion represents the growth in the AGM’s decommissioning provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the AGM’s results as disclosed in the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018.

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018. Note the comparative period reconciliation includes 100% of the capital expenditures of the AGM as the Company controlled the AGM in the prior period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Investing cash flows of the AGM	13,890	22,949	23,775	49,617
Less:
Sustaining capitalized stripping costs	(20,489)	(17,808)	(23,409)	(43,882)
Non-sustaining capital expenditures	(3,547)	(4,489)	(8,128)	(8,818)
Change in AP related to capital expenditures not included in AISC	14,238	382	12,349	4,545
Interest income received	(64)	(91)	(126)	(91)
Total sustaining capital expenditures	4,028	943	4,461	1,371

The majority of the non-sustaining capital expenditures during Q2 2019 related to development activities at Esaase, including the commencement of a village relocation.

8.3 All-in costs per gold ounce

The Company has adopted the reporting of “all-in cost per gold ounce” (“AIC”), which is a non-GAAP performance measure. The objective of AIC is to provide investors with an additional comparable metric to evaluate as close as possible the full cost of producing and selling an ounce of gold. The methodology for calculating all-in cost per ounce was developed internally and follows the guidance set forth by the WGC. The Company believes that the AIC metric provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production, and the exploration, growth and development of non-producing properties from the generation of operating cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate AIC differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of AIC of the AGM on a 100% basis, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total all-in sustaining costs (as reconciled above)	78,298	55,293	138,309	115,247
Non-sustaining capital expenditures	3,547	4,489	8,128	8,818
Exploration and evaluation expenditures	890	125	1,429	1,914
All-in cost	82,735	59,907	147,866	125,979
Gold ounces sold	66,337	51,785	119,758	100,684
All-in cost per gold ounce sold ($/ounce) - JV	1,247	1,157	1,235	1,251
Average realized price per gold ounce sold ($/ounce)	1,290	1,286	1,291	1,300
All-in margin ($/ounce)	43	129	56	49
All-in margin	2,840	6,689	6,742	4,910

The following table reconciles sustaining capital expenditures on a 100% basis for the AGM to the total capital expenditures of the AGM, as presented in the notes to the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018. Note the comparative period reconciliation includes 100% of the capital expenditures of the AGM as the Company controlled the AGM in the prior period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Investing cash flows of the AGM	13,890	22,949	23,775	49,617
Less:
Capitalized sustaining stripping costs	(20,489)	(17,808)	(23,409)	(43,882)
Sustaining capital expenditures	(4,028)	(943)	(4,461)	(1,371)
Change in AP related to capital expenditures not included in AIC	14,238	382	12,349	4,545
Interest income received	(64)	(91)	(126)	(91)
Total non-sustaining capital expenditures	3,547	4,489	8,128	8,818

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before considering the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items and includes the calculated Adjusted EBITDA of the JV. Other companies may calculate EBITDA and Adjusted EBITDA differently. The JV does not calculate this information for use by both JV partners, rather it is calculated by the Company solely for the Company’s own disclosure purposes.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the JV to net income (loss) (the nearest GAAP measure) of the Company and the JV, respectively, per the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2019 and 2018. All adjustments are shown net of estimated income tax.

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars )	$	$	$	$
Net income (loss) for the period	6,107	(141,911)	793	(139,121)
Add back:
Depreciation and depletion	20	16,941	34	30,316
Finance expense	7	5,384	7	10,727
Finance income	(2,287)	(187)	(5,036)	(333)
Current income tax expense	-	769	-	966
Deferred income tax expense	-	2,508	-	11,430
EBITDA for the period	3,847	(116,496)	(4,202)	(86,015)
Add back (deduct):
Non-cash share based compensation	626	507	893	970
Loss due to reclassification of subsidiaries to held for sale	-	144,554	-	144,554
Share of net (income) loss related to JV	(6,135)	n/a	217	n/a
Asanko's attributable interest in JV Adjusted EBITDA	14,019	n/a	16,461	n/a
Adjusted EBITDA for the period	12,357	28,565	13,369	59,509

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

The following table reconciles the JV’s EBITDA and Adjusted EBITDA for the three and six months ended June 30, 2019 to the results of the JV as disclosed in note 6 to the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2019 and 2018:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
(in thousands of US dollars)	$	$	$	$
JV net income (loss) for the period	13,635	n/a	(481)	n/a
Add back:
JV Depreciation and depletion	16,668	n/a	40,175	n/a
JV Finance income	(64)	n/a	(126)	n/a
JV Finance expense	3,148	n/a	3,897	n/a
JV Deferred income tax expense	1,823	n/a	1,823	n/a
JV EBITDA for the period	35,210	-	45,288	-
Add back (deduct):
JV Mining contractor lease payments (capitalized leases)	(4,056)	n/a	(8,708)	n/a
JV Adjusted EBITDA for the period	31,154	-	36,580	-
Asanko's attributable interest in JV Adjusted EBITDA for the period	14,019	-	16,461	-

While the above figure reflects an estimate of the Company’s “attributable interest” in Adjusted EBITDA generated from the AGM, these funds are not within the Company’s exclusive control as the disposition of cash from the JV is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly, if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of at least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner will hold $185 million by the end of 2019 at latest) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%).

9. Summary of outstanding share data

As of the date of this MD&A, there were 225,804,614 common shares of the Company issued and outstanding and 13,262,177 share purchase options outstanding (with exercise prices ranging between C$0.86 and C$4.77 per share). The fully diluted outstanding share count at the date of this MD&A is 239,066,791.

10. Related party transactions

As at June 30, 2019, the Company’s related parties are its subsidiaries and the JV, its JV partners, and key management personnel. During normal course of operations, the Company enters into transactions with its related parties. During the three and six months ended June 30, 2019, all related party transactions were in the normal course of business including compensation payments to key management personnel.

As at June 30, 2019, the Company had a $1.5 million receivable owing from the JV in relation to the Company’s service fee earned for being the operator of the JV (December 31, 2018 – $2.3 million).

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

11. Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The Company’s significant accounting judgments and estimates were presented in Note 5 of the audited annual consolidated financial statements for the year ended December 31, 2018 and have been consistently applied in the preparation of the condensed consolidated interim financial statements for the three and six months ended June 30, 2019 and 2018. Additionally, the Company entered into zero cost collar hedging instruments during the quarter, which are required to be measured at fair value using valuation techniques. Any changes in assumptions used to estimate the fair value of these gold price hedges could result in a change in the fair value of these derivatives, which could impact the Company’s equity pick-up from the AGM JV.

11.2 Changes in Accounting Policies including Initial Adoption

(a)	Accounting standards adopted January 1, 2019

The Company adopted the following new IFRS standards effective January 1, 2019. The nature and impact of each new standard on the Company’s current period financial statements, and prior period comparatives, if any, are outlined below. Adoption of these standards were made in accordance with the applicable transitional provisions.

Leases

In January 2016, the IASB issued IFRS 16 which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019.

The Company has not identified any material leases or other contracts containing a lease to be recognized on balance sheet as of January 1, 2019.

The adoption of IFRS 16 did however impact the Company’s equity pick-up from the AGM JV. The JV recognized a right-of-use assets and lease liabilities at January 1, 2019 relating to the JV’s mining contractor agreements. Previously, the JV recognized monthly fixed payments for equipment to mining contractors as production costs. Under IFRS 16, these fixed monthly payments were capitalized as a lease and resulted in a change in their previous presentation as production costs. Rather, the JV has recognized a depreciation charge for the right-of-use assets and interest expense on the lease liabilities. The JV elected to adopt the practical expedient in IFRS 16 to not reassess whether a contract is, or contains, a lease at the date of initial application. Any contracts or agreements that were not previously identified as containing a lease under IAS 17 or IFRIC 4, were not reassessed as of January 1, 2019. Rather, IFRS 16 was applied only to contracts entered into (or changed) on or after January 1, 2019.

On adoption of IFRS 16, the JV recognized right-of-use assets and lease liabilities of $36.6 million as at January 1, 2019. However, the net impact on the profit and loss of the JV for the three and six months ended June 30, 2019 was not materially different from accounting for these contracts under IAS 17 and, as a result, the adoption of IFRS 16 did not have a material impact on the Company’s equity pick-up for the period.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

12. Risks and uncertainties

12.1 Financial instruments & risk

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s most recently filed Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, and the Company’s most recently filed Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov.

Management is not aware of any significant changes to the risks identified in the Annual Information Form for the year ended December 31, 2018 nor has the Company’s mitigation of those risks changed significantly during the six months ended June 30, 2019. These risks could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

13. Internal control

13.1 Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, have evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

During the three months ended June 30, 2019 there have been no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

13.2 Limitations of controls and procedures

The Company’s management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14. Qualified person

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this MD&A.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

15. Cautionary statements

15.1 Cautionary statement on forward-looking information

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, “plan”, “scheduled”, “on track to meet”, “not currently considered probable”, “forecast to be” or variations of such words and phrases or state that certain actions, events or results “will”, “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The statements reflect the current beliefs of the management of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of the AGM; potential disagreements under the Company’s JVA with Gold Fields; the Company’s ability to obtain additional debt or equity financing when required; actual results of current exploration activities; unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, mineral tenure rules, tax rules and regulations; and political and economic developments in countries in which the Company operates, as well as those factors discussed in the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company’s operations have been primarily funded from debt and share issuances, as well as the exercise of share-based options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

Readers are cautioned that there can be no certainty that Expansion Projects (Project 5 Million and Project 10 Million) of the AGM will be built and currently the Company has not yet decided to implement the plans outlined in the 12/17 DFS, which is available under the Company’s profile on SEDAR at www.sedar.com.

ASANKO GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 and 2018

15.2	Cautionary note for United States investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”).

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments will be effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which will be rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are “substantially similar” to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be “substantially similar” to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.